Exhibit 99.1

News Release
Notice of 2014 Annual General and Special Meeting, Conference Call/Webcast

Vancouver, May 16, 2014 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) will host its Annual General and Special Meeting of Shareholders on June 13, 2014 at 2:00 pm Pacific Time. The Company will also host a conference call and webcast in conjunction with the meeting. For details please see below:

2014 Annual General Meeting, Conference Call and Webcast

The meeting will be held at the Vancouver Convention Centre West in Rooms 118 – 120 on Friday, June 13, 2014 at 2:00 pm Pacific Time. Following the adjournment of the 2014 Annual General and Special Meeting, Clive Johnson, President and CEO, and other executives will provide a review of 2013 and a general corporate update.

If you are unable to attend in person you may access the call by dialing the operator at 416-340-8527 or toll free 800-446-4472 prior to the scheduled start time or you may listen to the call via webcast by following the link on the Company’s website at www.b2gold.com.

A playback version of the call will be available for one week after the call by dialing 905-694-9451 or toll free 800-408-3053 (pass code: 6765588).

B2Gold Corp. is a Vancouver based gold producer with three operating mines (two in Nicaragua and one in the Philippines) and a strong portfolio of development and exploration assets in Nicaragua, Colombia, Namibia and Burkina Faso.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean                                                                           Shaun Johnson
Vice President, Investor Relations                                      Associate, Investor Relations
604-681-8371                                                                           604-681-8371
investor@b2gold.com                                                          investor@b2gold.com